Exhibit 99.1

BingEx Limited Announces Second Quarter 2025 Financial Results

Beijing, China, August 19, 2025 – BingEx Limited (the “Company”) (Nasdaq: FLX), a leading on-demand dedicated courier service provider in China (branded as “FlashEx”), today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Highlights:

●	Revenues were RMB1,024.6 million (US$143.0 million) in the second quarter of 2025, compared with RMB1,176.7 million in the same period of 2024.

●	Gross profit was RMB122.7 million (US$17.1 million) in the second quarter of 2025, compared with RMB127.0 million in the same period of 2024. Gross profit margin reached 12.0%, improving from 10.8% in the same period of 2024.

●	Income from operations was RMB19.3 million (US$2.7 million) in the second quarter of 2025, compared with RMB42.3 million in the same period of 2024.

●	Non-GAAP income from operations[1] was RMB31.9 million (US$4.5 million) in the second quarter of 2025, compared with RMB42.3 million in the same period of 2024.

●	Net income was RMB53.5 million (US$7.5 million) in the second quarter of 2025, compared with a net income of RMB59.1 million in the same period of 2024.

●	Non-GAAP net income[1] was RMB45.6 million (US$6.4 million) in the second quarter of 2025, compared with RMB59.1 million in the same period of 2024.

●	Net income attributable to ordinary shareholders was RMB53.5 million (US$7.5 million) in the second quarter of 2025, compared with a net income of RMB22.3 million in the same period of 2024.

●	Non-GAAP net income attributable to ordinary shareholders[1] was RMB45.6 million (US$6.4 million) in the second quarter of 2025, compared with RMB22.3 million in the same period of 2024.

●	The number of orders fulfilled was 64.8 million in the second quarter of 2025.

Mr. Adam Xue, Founder, Chairman, and Chief Executive Officer, commented, “In the second quarter of 2025, FlashEx adeptly navigated an increasingly competitive market by staying true to our differentiated positioning and sharpening our focus on service quality and operational excellence. Leveraging our distinctive on-demand, dedicated courier model, we delivered customized, high-value services while exploring new user scenarios, further expanding our ability to meet diverse needs. Meanwhile, deepening partnerships with enterprise clients and enhanced rider capabilities underpinned our results and reinforced our standing as the trusted leader in instant delivery. The on-demand retail market holds significant long-term potential, and FlashEx will continue to broaden its presence in this sector, unlocking new growth pathways to create enduring value for our customers, partners and shareholders.”

Mr. Luke Tang, Chief Financial Officer of FlashEx, said, “Given the diversity of our customers and business, the intense competition in food delivery and on-demand retail have had only a limited impact on our revenue and profit. We have continued to enhance operational efficiency. In the second quarter, our net income attributable to ordinary shareholders reached RMB53.5 million, showing a substantial increase compared with RMB22.3 million in the same period last year. As the on-demand, dedicated courier market expands, we expect to see more emerging opportunities that are ideally suited to our services.”

1 Non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders, non-GAAP operating margin and non-GAAP net income margin are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliations of GAAP and Non-GAAP Results.”

1

Second Quarter 2025 Financial Results

Revenues were RMB1,024.6 million (US$143.0 million) in the second quarter of 2025, compared with RMB1,176.7 million in the same period of 2024. The decrease was primarily driven by a decline in order volume amid intensified market competition.

Cost of revenues was RMB901.9 million (US$125.9 million), compared with RMB1,049.8 million in the same period of 2024. The decrease was in line with the decline in revenues.

Gross profit was RMB122.7 million (US$17.1 million), compared with RMB127.0 million in the same period of 2024. Gross profit margin was 12.0%, compared with 10.8% in the same period of 2024.

Total operating expenses were RMB103.4 million (US$14.4 million), representing an increase of 22.1% from RMB84.7 million in the same period of 2024.

Selling and marketing expenses were RMB48.2 million (US$6.7 million), representing a 7.4% increase from RMB44.9 million in the same period of 2024. The increase was primarily attributable to increases in share-based compensation expenses.

General and administrative expenses were RMB36.0 million (US$5.0 million), representing an 82.5% increase from RMB19.7 million in the same period of 2024. The increase was primarily attributable to increases in professional fees and share-based compensation expenses.

Research and development expenses were RMB19.2 million (US$2.7 million), remaining relatively stable compared with RMB20.1 million in the same period of 2024.

Income from operations was RMB19.3 million (US$2.7 million), compared with RMB42.3 million in the same period of 2024.

Non-GAAP income from operations1 was RMB31.9 million (US$4.5 million), compared with RMB42.3 million in the same period of 2024.

Changes in fair value of long-term investments were RMB20.5 million (US$2.9 million), primarily reflecting earnings in the fair value measurement of long-term investments.

Other income was RMB1.3 million (US$0.2 million), compared with RMB9.5 million in the same period of 2024. The decrease was mainly due to a decrease in the amount of government grants.

Net income was RMB53.5 million (US$7.5 million), compared with RMB59.1 million in the same period of 2024.

Non-GAAP net income1 was RMB45.6 million (US$6.4 million), compared with RMB59.1 million in the same period of 2024.

Net income attributable to ordinary shareholders was RMB53.5 million (US$7.5 million), compared with RMB22.3 million in the same period of 2024.

Non-GAAP net income attributable to ordinary shareholders1 was RMB45.6 million (US$6.4 million), compared with RMB22.3 million in the same period of 2024.

Basic net earnings per ordinary share was RMB0.26 (US$0.04).

Diluted net earnings per ordinary share was RMB0.26 (US$0.04)

As of June 30, 2025, cash and cash equivalents, restricted cash and short-term investments were RMB827.8 million (US$115.6 million).

Update on Share Repurchase

Pursuant to the Company’s share repurchase program, which was adopted in March 2025 with a maximum amount of up to US$30 million and effective through April 2026, as of August 18, 2025, the Company had repurchased a total of approximately 0.8 million ADSs in the open market with cash for an aggregate consideration of approximately US$2.6 million at an average price of US$3.1 per ADS.

2

Conference Call

The Company will host an earnings conference call on Tuesday, August 19, 2025 at 8:00PM Beijing Time (8:00AM U.S. Eastern Time) to discuss the results.

Participants are required to pre-register for the conference call at:

https://register-conf.media-server.com/register/BI3857db826af14ea4b2f6d197e63fdee8

Upon registration, participants will receive an email containing participant dial-in numbers and a personal PIN to join the conference call.

A live webcast of the conference call will be available on the Company’s investor relations website at http://ir.ishansong.com, and a replay of the webcast will be available following the session.

About BingEx Limited

BingEx Limited (Nasdaq: FLX) is a pioneer in China in providing on-demand dedicated courier services for individual and business customers with superior time certainty, delivery safety and service quality. The company brands its services as “FlashEx,” or “闪送”. FlashEx has become synonymous with on-demand dedicated courier services in China. With a mission to make people’s lives better through its services, FlashEx remains dedicated to consistently providing a superior customer experience and offering a unique value proposition to all participants in its business.

For more information, please visit: http://ir.ishansong.com.

Use of Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measures, namely non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders, non-GAAP operating margin and non-GAAP net income margin, as supplemental measures to evaluate our operating results and make financial and operational decisions. Non-GAAP income from operations represents income (loss) from operations excluding share-based compensation expenses. Non-GAAP operating margin is equal to non-GAAP income from operations divided by revenues. Non-GAAP net income represents net income excluding changes in fair value of long-term investments and share-based compensation expenses. Non-GAAP net income margin is equal to non-GAAP net income divided by revenues. Non-GAAP net income attributable to ordinary shareholders represents net income attributable to ordinary shareholders excluding changes in fair value of long-term investments and share-based compensation expenses.

By excluding the impact of changes in fair value of long-term investments and share-based compensation expenses, which are non-cash charges, we believe that non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of certain earnings or losses that we include in results based on U.S. GAAP. We believe that non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility into key metrics used by our management in its financial and operational decision-making.

Our non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Reconciliations of our non-GAAP results to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1636 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2025.

3

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

BingEx Limited

Investor Relations

E-mail: ir@ishansong.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: FlashEx@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FlashEx@thepiacentegroup.com

4

BINGEX LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for number of shares and per share data)

	December 31,	June 30,
	2024	2025
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	592,358	499,434	69,718
Restricted cash	46,735	327	46
Short-term investments	153,910	328,041	45,793
Accounts receivable	16,893	20,546	2,868
Prepayments and other current assets	48,553	36,671	5,119
Total current assets	858,449	885,019	123,544
Non-current assets
Long-term investments	324,110	300,621	41,965
Property and equipment, net	3,687	2,723	380
Operating lease right-of-use assets	44,577	39,516	5,516
Other non-current assets	4,600	4,652	649
Total non-current assets	376,974	347,512	48,510
Total assets	1,235,423	1,232,531	172,054

LIABILITIES
Current liabilities
Accounts payable	223,391	198,602	27,724
Deferred revenue	56,768	54,099	7,552
Operating lease liabilities, current	13,091	13,553	1,892
Accrued expenses and other current liabilities	165,714	133,704	18,663
Total current liabilities	458,964	399,958	55,831
Non-current liabilities
Operating lease liabilities, non-current	29,395	24,225	3,382
Total non-current liabilities	29,395	24,225	3,382
Total liabilities	488,359	424,183	59,213
Shareholders’ equity	747,064	808,348	112,841
Total liabilities and shareholders’ equity	1,235,423	1,232,531	172,054

5

BINGEX LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for number of shares and per share data)

	Three months ended June 30,			Six months ended June 30,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD

Revenues	1,176,748	1,024,558	143,023	2,284,496	1,985,320	277,140
Cost of revenues	(1,049,758)	(901,866)	(125,896)	(2,027,179)	(1,735,954)	(242,330)
Gross Profit	126,990	122,692	17,127	257,317	249,366	34,810
Operating expenses:
Selling and marketing expenses	(44,874)	(48,194)	(6,728)	(89,738)	(97,528)	(13,614)
General and administrative expenses	(19,704)	(35,952)	(5,019)	(45,505)	(73,849)	(10,309)
Research and development expenses	(20,072)	(19,234)	(2,685)	(41,306)	(48,716)	(6,800)
Total operating expenses	(84,650)	(103,380)	(14,432)	(176,549)	(220,093)	(30,723)
Income from operations	42,340	19,312	2,695	80,768	29,273	4,087
Interest income	5,889	3,179	444	11,899	7,470	1,043
Changes in fair value of long-term investments	-	20,539	2,867	-	(22,719)	(3,171)
Investment income	1,456	9,184	1,282	2,556	18,096	2,526
Other income	9,498	1,281	179	28,528	11,141	1,555
Income before income taxes	59,183	53,495	7,467	123,751	43,261	6,040
Income tax expense	(68)	-	-	(68)	(35)	(5)
Net income	59,115	53,495	7,467	123,683	43,226	6,035
Accretion of redeemable convertible preferred shares to redemption value	(36,799)	-	-	(73,574)	-	-
Net income attributable to ordinary shareholders	22,316	53,495	7,467	50,109	43,226	6,035
Net earnings per ordinary share
– Basic	0.12	0.26	0.04	0.26	0.21	0.03
– Diluted	0.12	0.26	0.04	0.26	0.21	0.03
Weighted average number of shares outstanding used in computing net earnings per ordinary share
– Basic	72,000,000	208,488,138	208,488,138	72,000,000	208,454,128	208,454,128
– Diluted	72,000,000	209,438,670	209,438,670	72,000,000	209,979,209	209,979,209

6

BINGEX LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for number of shares and per share data)

	Three months ended June 30,			Six months ended June 30,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD

Income from operations	42,340	19,312	2,695	80,768	29,273	4,087
Add: Share-based compensation expenses	-	12,630	1,763	-	29,278	4,087
Non-GAAP income from operations	42,340	31,942	4,458	80,768	58,551	8,174
Operating margin	3.6%	1.9%		3.5%	1.5%
Add: Share-based compensation expenses as a percentage of revenues	-	1.2%		-	1.5%
Non-GAAP operating margin	3.6%	3.1%		3.5%	3.0%

Net income	59,115	53,495	7,467	123,683	43,226	6,035
Add: Changes in fair value of long-term investments	-	(20,539)	(2,867)	-	22,719	3,171
Add: Share-based compensation expenses	-	12,630	1,763	-	29,278	4,087
Non-GAAP net income	59,115	45,586	6,363	123,683	95,223	13,293
Net income margin	5.0%	5.2%		5.4%	2.2%
Add: Changes in fair value of long-term investments as a percentage of revenues	-	-2.0%		-	1.1%
Add: Share-based compensation expenses as a percentage of revenues	-	1.2%		-	1.5%
Non-GAAP net income margin	5.0%	4.4%		5.4%	4.8%

Net income attributable to ordinary shareholders	22,316	53,495	7,467	50,109	43,226	6,035
Add: Changes in fair value of long-term investments	-	(20,539)	(2,867)	-	22,719	3,171
Add: Share-based compensation expenses	-	12,630	1,763	-	29,278	4,087
Non-GAAP net income attributable to ordinary shareholders	22,316	45,586	6,363	50,109	95,223	13,293

7